BB

SECURITIES AND EXCHANGE COMMISSION

06004307

SEC MAIL RECEIVED PROCESSING
FEB 28 2006
WASH. D.C. 215 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

MR 3/10

SEC FILE NUMBER
8- 46138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LONG ISLAND FINANCIAL GROUP INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Woodcrest Dr
(No. and Street)

Roslyn (City) NY (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART REIS 516-741-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE HOFFMAN CPA PC
(Name – *if individual, state last, first, middle name*)

30 Ursula Dr, (Address) Roslyn (City) NY (State) 11576 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 4/26

OATH OR AFFIRMATION

I, STUART REIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LONG ISLAND FINANCIAL GROUP INC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

BILL VASSILAKIS
Notary Public, State of New York
No. 01VA6015816
Qualified in Nassau County
Commission Expires Nov. 9, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

Long Island Financial Group, Inc.

Financial Statements

For The Year Ended

December 31, 2005

(With Independent Auditors' Report Thereon)

--oOo—

Long Island Financial Group, Inc.

Financial Statements

With Independent Auditors Report

December 31, 2005

Table of Contents

	Page Numbers
Independent Auditors Report	1
Balance Sheet at December 31, 2005	2 - 3
Statements of Income and Retained Earnings For The Year Ended December 31, 2005	4
Statement of Cash Flows for The Year Ended December 31, 2005	5
Notes to Financial Statements	6 - 7
Supplemental Information Disclaimer of Opinion	8
Supplemental Information	9 - 10

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants

30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Independent Auditor's Report

To the Board of Directors
of Long Island Financial Group, Inc.

We have audited the accompanying balance sheet of Long Island Financial Group, Inc. as of December 31, 2005, and the related statements of income and retained earnings (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all materials respects, the financial position of Long Island Financial Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lawrence Hoffman, CPA, PC

Lawrence Hoffman, Certified Public Accountant, P.C.

February 27, 2006

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2005

Assets

Current Assets		
Cash and Equivalents (Note 2)	$ 90,769	
Prepaid Expenses (Note 5)	1,192	
Total Current Assets		91,961
Fixed Assets (Note 2)		
Furniture, Equipment & Leasehold Improvements	35,465	
Less Accumulated Deprecation	(14,223)	
Fixed Assets Net		21,242
Other Assets (Note 2)		
Organization Costs	195	
Less Accumulated Amortization	(195)	
Total Other Assets		0
Total Assets		$ 113,203

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2005

Liabilities and Stockholders' Equity

Liabilities		
Current Liabilities		
Accounts Payable	$ 5,247	
Payroll Taxes Payable	196	
Accrued Corporation Income Taxes Payable (Note 2)	100	
Total Current Liabilities		$ 5,543
Stockholders' Equity		
Common Stock - No Par Value, 100 Shares Authorized, 4 Shares Issued	123,127	
Paid-In Capital	23,429	
Retained Earnings (Deficit)	(38,896)	
Total Stockholders' Equity		107,660
Total Liabilities and Stockholders' Equity		$ 113,203

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Statement Of Income And Retained Earnings
For The Year Ended December 31, 2005

Commission & Fee Income	$ 346,314
Dividend & Interest Income	9,636
Total Income	355,950
Cost of Sales	47,799
Gross Profit	308,151
General and Administrative Expenses	305,952
Net Operating Income Before Taxes	2,199
Less Provision for Taxes	100
Net Income	2,099
Retained Earnings - January 1, 2005	(40,995)
Retained Earnings (Deficit) - December 31, 2005	$(38,896)

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc
Statement Of Cash Flows
For The Year Ended December 31, 2005

Cash Flows From Operating Activities:		
Net Income		$ 2,099
Adjustments to Reconcile Net Income		
To Net Cash Provided By Operations:		
Depreciation	$ 2,326	
Decrease in Accounts Receivable	644	
Decrease in Prepaid Expense	4,967	
(Decrease) in Accounts Payable		
And Payroll Taxes Payable	(2,997)	
Total Adjustments		4,940
Net Cash Used By Operations		7,039
Cash Flows From Investing Activities - Purchase of Fixed Assets		(23,568)
Cash Flows From Financing Activities		0
Increase in Cash		(16,529)
Cash at Beginning Of Year		107,298
Cash at End Of Year		$ 90,769
Supplemental Cash Flow Information:		
Cash Paid During The Year For		
Interest		$ 0
Income Taxes		100

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2005

1. Organization:
   The Company is engaged principally in the resale of securities and mutual funds as a broker/dealer. The company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). Client accounts are held and maintained by an outside broker/clearing house.

2. Summary of Significant Accounting Policies:
   Accounting Method:
   The Company's financial statements are prepared using the accrual basis of accounting under generally accepted accounting principles.

   Cash and Cash Equivalents:
   Cash equivalents represent highly liquid investments with maturities of three months or less at date of purchase.

   Accounts Receivable:
   The Company is on the direct charge off method for bad debts. No provision for bad debts is provided for based on prior experience, they are de minimis.

   Fixed Assets:
   Fixed assets are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

   Intangible Assets:
   Intangible assets are amortized by using the straight line method over an estimated useful life of five years.

   Income Taxes:
   The Corporation, with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. The Corporation, with consent of its shareholders, has elected for State tax purposes to be taxed as an S Corporation, which provides that, in lieu of state corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. A provision for state S corporation franchise fee has been provided as applicable.

   Fair Value of Financial Instruments:
   The carrying value of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, payroll taxes payable, accrued corporation taxes payable, accrued pension plan contributions payable, loan payable, and exchanges payable approximates fair value because of the short-term maturity of these financial instruments.

   Use of Estimates:
   The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2005

3. Reserve Requirements:
The Company is not obligated to report under SEC Rule 15c-3 since it does not maintain customer accounts or hold securities. Therefore, the company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company fully disclosed under SEC Rule 15c3-3 (K) (2) (ii) that it clears its transactions through US Clearing Corp.

4. Commitments and Contingencies - Leases:
The Company leases offices from its major shareholder (see note 5) and is responsible for utilities, repairs and other expenses. The lease term is for two years and expires December 31, 2006. Rent charged to operations was $ 50,000 during 2005.

Minimum required future rental payments under this operating lease as of December 31, 2005 are:

2006	$	50,000

5. Related Party Transactions:
The table below summarizes the transactions between the Company and other affiliated parties and the payable balances outstanding.

		2005
Stuart Reis CPA, P.C. (a)		
Accounting Fees	$	40,141
Stuart Reis (b)		
Rent Expense		50,000

(a) Stuart Reis CPA, P.C. is a corporation owned by Stuart Reis the President and major stockholder of Long Island Financial Group, Inc.

(b) Stuart Reis is the President and major stockholder of Long Island Financial Group, Inc.

6. Minimum Capital:
Under SEC Rule 15c3-1(vi), the company is required to maintain net capital of not less than $ 5,000 or 6.667% of aggregate indebtedness (AI), whichever is greater, in 2005. At December 31, 2005, the Company's net capital as defined by SEC Rule 15c3-1 (vi) was $ 80,226 in excess of minimum net capital required.

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants
30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Supplemental Information Disclaimer Of Opinion

To the Board of Directors
Long Island Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements, and, accordingly, we express no opinion on them.

Lawrence Hoffman, CPA, PC

Lawrence Hoffman, Certified Public Accountant, P.C.

February 27, 2006

Long Island Financial Group, Inc.
Supplemental Information
Schedule Of Computation Of Net Capital, Of Basic
Net Capital Requirement And Aggregate Indebtedness
December 31, 2005

Computation Of Net Capital:		
Total Ownership Equtiy From Statement of Financial Condition (Balance Sheet)	$	107,660
Deduct Ownership Equity Not Allowable for Net Capital		0
Total Ownership Equity Qualified for Net Capital		107,660
Add Subordinated Liabilities		0
Total Capital and Allowable Subordinated Liabilities		107,660
Deductions and/or Charges:		
Total Nonallowable Assets From Statement of Financial Condition (Balance Sheet)		(22,434)
Other Additions and/or Credits		0
Net Capital Before Haircuts on Securites Positions		85,226
Haircuts on Securities (Computed Where Applicable, Pursuant to 15c3-1(F))		0
Undue Concentration		0
Other Haircuts		0
Net Capital	$	85,226
Computation Of Basic Net Capital Requirement:		
Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$	370
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer	$	5,000
Net Capital Requirement (Greater of Minimum Net Capital or Minimum Dollar Net Capital)	$	5,000
Excess Net Capital (Net Capital Less Net Capital Requirement)	$	80,226
Excess Net Capital at 100% (Net Capital Less 10% of Total Aggregate Indebtedness)	$	84,672
Computation Of Aggregate Indebtedness:		
Total Aggregate Indebtness Liabilities From Statement of Financial Position (Balance Sheet)	$	5,543
Additions		0
Total Aggregate Indebtedness	$	5,543
Percentage of Aggregate Indebtedness to Net Capital (Total Aggregate Indebtedness to Net Capital)		6.5%

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Supplemental Information
Schedule Supporting The Statement Of Income
And Retained Earnings (Deficit)
December 31, 2005

Cost of Sales	
Clearance Fees	$ 47,472
Compliance Data Expense	327
Total Cost of Sales	$ 47,799
General and Administrative Expenses	
Auto Expense	$ 7,195
Advertising	89
Bank Charges	602
Convention & Seminar Expense	987
Depreciation	2,326
Dues and Subscriptions	2,270
Insurance Expense	7,942
Interest Expense	5
Internet Connection Fee	2,760
Legal and Accounting Fees	45,641
Licensing	547
Filing Fees - NASD	4,650
Office Expense	22,982
Online Brokerage Site Costs	20,025
Officer's Salaries	30,000
Outside Services	76,946
Payroll Taxes	2,731
Rent Expense	50,000
Repairs and Maintenance	4,641
Telephone	7,260
Travel and Entertainment	9,644
Utilities	6,709
Total General and Administrative Expenses	$ 305,952

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants
30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

February 27, 2006

To the Board of Directors of
Long Island Financial Group, Inc.
2 Woodcrest Drive
Roslyn, NY 11576

Dear Mr. Reis,

In planning and performing our audit of the financial statements of Long Island Financial Group, Inc. for the year ended December 31, 2005, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

We are pleased to inform you, that no material weaknesses were noted.

Sincerely Yours,

Lawrence Hoffman, CPA, PC

Lawrence Hoffman, Certified Public Accounts, P.C.

LONG ISLAND FINANCIAL GROUP INC.

RECONCILIATION OF ANNUAL AUDIT TO FOCUS REPORT YEAR END 12/31/05

	FOCUS REPORT	ANNUAL AUDIT	DIFFERENCE	
CASH & EQUIVALENTS	90759	90769	10	*1
FIXED ASSETS	0	23568	23568	*2
OTHER ASSETS	1458	1192	266	*3
ACCOUNTS PAYABLE	5045	5543	498	*4
RETAINED EARNINGS	-59384	-38896	-20491	*5
DEPRECIATION EXP	0	2326	2326	*6

EXPLANATIONS

1. Cash & Equivalents difference is due to money market interest not picked up.

2. Expenses that were written off were set up as Depreciable Assets.

3. Other asset difference is due to correct of prepaid insurance per auditor.

4. Accounts payable difference is due to certified audit fee being higher and additional taxes.

5. Retained Earnings was adjusted for additional prepaid insurance, money market interest and rounding.

6. Fixed assets needed to be depreciated.